EXHIBIT 99.1

Mogo Brings its Digital Financial Products to More Canadians

Increases Product Offering in Five Provinces Making Full Product Suite Available to over 20 Million Canadians

Vancouver, British Columbia, August 16, 2018 – Mogo Finance Technology Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies that helps Canadians get in control of their finances through innovative products, today announced that it has expanded into multiple new regions across Canada, complementing its well-established presence in key markets such as Ontario, British Columbia and Alberta. For the first time, Mogo’s suite of products is available in Nova Scotia and the Company’s MogoMortgage solution is now available to consumers in Manitoba, New Brunswick, Prince Edward Island and Newfoundland. With this expansion, Mogo’s full product suite is now available in eight provinces and accessible to more than twenty million Canadians. Consumers can access all of the Company’s products through the convenience of one digital account and mobile app.

“With more than 650,000 members today, we’re pleased to introduce Mogo’s products into new markets making it easier for Canadian consumers to manage their financial life through our growing suite of digital financial products,” said David Feller, Mogo’s Founder and CEO. “The expansion of our Mortgage product to an additional 2 million Canadians and our launch in Nova Scotia to almost 1 million more Canadians, is a significant milestone towards our goal of empowering all Canadians to get financially fit.”

Mogo currently offers the following six products designed to help consumers manage their financial health:

•	Canada's first free credit monitoring solution – knowing your credit score is the first step to being financially fit and can help you on a path to accessing the best credit rates.

•	MogoProtect – Digital solution designed to help protect you against identity fraud. At $8.99/month, MogoProtect is the lowest cost identity fraud solution in Canada with real time alerts notifying you of hard credit checks on your Equifax bureau through a mobile app.

•	MogoCard – Control your spending and set your savings goal with Canada's first digital spending account with a free Platinum Prepaid Visa® card.

•	MogoCrypto – Invest in bitcoin through Canada’s first and only mobile solution that allows members to buy and sell through an app without any funding or withdrawal fees.

•	MogoMortgage – Buy a home and focus on getting mortgage free. Mogo is the only mortgage broker in Canada offering the ability to track your mortgage within a mobile app.

•	MogoMoney – Access smart credit if you need it. MogoMoney is Canada's digital loan solution with a "Level-up" program that rewards consumers for consistent payments and Mogo is the only consumer finance company offering full spectrum loans and the ability to track your loan through a mobile app.

Mogo’s products are available through the MogoApp (iOS or Android) or at mogo.ca in British Columbia, Alberta, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland.

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Population figures are based on Statistics Canada. Table  17-10-0005-01 Population estimates on July 1st, by age and sex

About Mogo

Mogo — a Vancouver-based financial technology company — is focused on building the leading digital financial platform in Canada and empowering consumers with simple solutions to help them improve their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products through MogoMoney. The platform has been engineered to deliver multiple financial products within the Mogo ecosystem through an increasingly subscription-based model. With more than 650,000 members and growing, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

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